FIRST AMENDMENT TO THE
OASIS PETROLEUM INC.
2020 LONG TERM INCENTIVE PLAN

    This First Amendment to the Oasis Petroleum Inc. 2020 Long Term Incentive Plan (as amended from time to time, the “LTIP”), is made effective as of August 16, 2024 (the “Amendment Effective Date”) and adopted by Chord Energy Corporation, a Delaware corporation formerly named Oasis Petroleum Inc. (the “Company”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the LTIP.

W I T N E S S E T H:

WHEREAS, the Company previously adopted the LTIP under which the Company is authorized to grant equity-based incentive awards to certain employees and other service providers of the Company and its subsidiaries;
    WHEREAS, Section 10(c) of the LTIP provides that the Board of Directors (the “Board”) of the Company may amend the LTIP from time to time, subject to the approval of the Company’s stockholders if such stockholder approval is required by the rules of any stock exchange on which the Company’s common stock, par value $0.01 per share (“Stock”), is listed or quoted;

WHEREAS, on May 31, 2024, the Company completed a transaction with Enerplus Corporation, a corporation existing under the laws of the Province of Alberta, Canada (“Enerplus”), whereby Enerplus became a wholly-owned subsidiary of the Company (the “Transaction”);

WHEREAS, as a result of the Transaction, the Company acquired the Enerplus Corporation Share Award Incentive Plan (as amended from time to time, the “Enerplus Plan”) and the Board has determined that it is in the best interests of the Company to amend the LTIP in order to authorize the assumption of all authorized but unused shares under the Enerplus Plan (the “Enerplus Shares”) so that such Enerplus Shares, as adjusted to reflect the Transaction, may granted in the form of Stock under the LTIP;

WHEREAS, as adjusted to reflect the Transaction, the Enerplus Shares represent 608,061 shares of Stock; and

WHEREAS, the Stock is currently listed on the Nasdaq Stock Market and the assumption of the Enerplus Shares under the LTIP as described in the preceding resolutions does not require stockholder approval pursuant to Rule 5635(c)(3) and IM-5635-1 of the applicable listing rules of the Nasdaq Stock Market.

NOW, THEREFORE, BE IT RESOLVED, that, the LTIP shall be amended as of the Amendment Effective Date, as set forth below:

1.The following shall be added to the end of Section 4(a) of the LTIP:
In addition, subject to adjustment in a manner consistent with any adjustment made pursuant to Section 9, an additional 608,061 shares of Stock may be delivered with respect to Awards under this Plan, which shares relate to the authorized but unused shares that remained available under the Enerplus Corporation Share Award Incentive Plan (as amended from time to time, the

“Enerplus Plan”) upon the completion of the Company’s transaction with Enerplus Corporation, a corporation existing under the laws of the Province of Alberta, Canada (“Enerplus”), whereby Enerplus became a wholly-owned subsidiary of the Company (the “Transaction”); provided, however, that (i) such Awards shall be subject to the listing rules of the applicable stock exchange, if any, on which the Stock is listed (including with respect to the eligibility of the individuals who may be granted such Awards); (ii) such Awards shall not be made after the date that awards or grants could have otherwise been made under the terms of the Enerplus Plan, absent the Transaction; and (iii) such Awards shall only be granted in the form of Restricted Stock Units (including Performance Share Units).
2.The Plan is hereby renamed the “Chord Energy Corporation Long Term Incentive Plan.”
3.References in the Plan to “Oasis Petroleum Inc.” and the “Company” are hereby amended to refer to Chord Energy Corporation, a Delaware corporation.

FURTHER RESOLVED, that, except as amended hereby, the LTIP shall continue to read in the current state and is specifically ratified and reaffirmed.

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